SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

GENSYM CORPORATION

(Name of Issuer)

COMMON STOCK, par value $.01 per share

(Title of Class of Securities)

37245R107

(CUSIP Number)

Johan Magnusson

275 Grove Street

Newton, MA 02466-2273

(617) 614-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rocket Software, Inc. (I.R.S. Identification No. 04-3090800)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) --

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew Youniss

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,500 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,500 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) ---

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Johan Magnusson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 953,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 953,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 953,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Matthew Kelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) --

14.	Type of Reporting Person (See Instructions) IN

The Statement on Schedule 13D, dated July 27, 2001, by Rocket Software, Inc. (“Rocket”), Johan Magnusson (“Magnusson”), Andrew Youniss (“Youniss”), and Matthew Kelley (“Kelley”), as amended and supplemented by amendment no. 1 dated August 7, 2001, amendment no. 2 dated August 16, 2001, amendment no. 3 dated September 18, 2001, amendment no. 4 dated October 16, 2001, amendment no. 5 dated November 16, 2001 and amendment no. 6 dated December 7, 2001 and amendment no. 7 dated December 26, 2001 (as so amended, the “Amended Original Statement”), is hereby further amended and supplemented as follows:

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Magnusson paid an aggregate of $430,408 in cash (plus broker commission) in the aggregate for 642,400 shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Gensym Corporation (the “Company”), or $0.67 per share.  Such shares were purchased in an open market transaction on October 13, 2003.  The funds used by Magnusson for purposes of purchasing such shares were from his personal funds.

Rocket received $430,408 in cash (minus broker commission) in the aggregate for 642,400 shares of the Common Stock, or $0.67 per share.  Such shares were sold by Rocket in an open market transaction on October 13, 2003.

Item 4.	Purpose of Transaction
Item 4 of the Amended Original Statement is hereby supplemented as follows:

Except as otherwise set forth in the Amended Original Statement or in this Amendment No. 8,  (i) Magnusson acquired the additional 642,400 shares of Common Stock, as described in Item 5(c) below, for investment purposes, and (ii) Rocket sold 642,400 shares of Common Stock, as described in Item 5(c) below, for internal financial reasons.

Except as otherwise set forth in the Amended Original Statement or in this Amendment No. 8, Magnusson does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of Gensym.  Each of Magnusson and the other reporting persons reserves the right to dispose of all or some of the shares of Common Stock beneficially owned or held by it or him or may acquire additional shares depending upon price and market conditions and the valuation of alternative investments.

Item 5.	Interest in Securities of the Issuer
(a) Based upon the 7,011,408 shares of Common Stock outstanding as of August 12, 2003 as disclosed by the Company in its most recent filing on Form 10-Q:

As a result of the transactions disclosed in this Amendment No. 8, Magnusson is the beneficial owner of 953,000 shares of the Company’s Common Stock, which constitute approximately 13.6% of the issued and outstanding shares of the Company’s Common Stock and Rocket, Youniss and Kelly are owners of less than 0.1% of the issued and outstanding shares of the Company’s Common Stock, and expressly disclaim beneficial ownership of any shares of Common Stock held by Magnusson.  Accordingly, pursuant to Rule 13d-2, no further filings will be made hereunder by Rocket, Youniss or Kelly.

(b) Magnusson holds sole voting and dispositive power with respect to all of the shares of the Common Stock held by him.
(c) Other than as set forth below, there have been no transactions in the Common Stock during the past sixty (60) days by any of the reporting persons:
Magnusson purchased 642,400 shares of Common Stock at $0.67 per share on the open market on October 13, 2003.
Rocket sold 642,400 shares of Common Stock at $0.67 per share on the open market on October 13, 2003.
(d) Not Applicable.
(e) As a result of the transactions disclosed in this Amendment No. 8, Rocket, Youniss and Kelly ceased to be beneficial owners of more than 5% of the Common Stock on October 13, 2003.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET SOFTWARE, INC.

October 14, 2003	By:
(Date)	Andrew Youniss, President

October 14, 2003
(Date)	Andrew Youniss

October 14, 2003
(Date)	Johan Magnusson

October 14, 2003
(Date)	Matthew Kelley